Exhibit 99.1

Borr Drilling Limited Announces Results for the Third Quarter 2019

Hamilton, Bermuda, November 26, 2019: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and nine months ending September 30, 2019.

The Chairman of the Board, Paal Kibsgaard, commented: “The jack-up market tightened further in the third quarter, with strong tendering activity, improving dayrates and a strengthening market outlook for 2020. We continued to execute well throughout our rig operations, as well as on our rig activation program. Over the past two years, we have brought 16 rigs into operation, with an additional three rigs presently committed to commence work. With a further 12 modern rigs left to be contracted, of which 7 are still to be delivered, we are in a strong market position, both in terms of capacity and the age profile of our fleet.

The third quarter financial results were in line with our expectations and continued to be impacted by significant rig activation capex. Still, we are pleased to report that operating cash-flow now covers the full SG&A, stacking cost and the servicing of our debt. We have approached our lending banks, seeking an adjustment of the book equity and liquidity covenants, and also the yard, to potentially delay delivery schedules for some of the remaining rigs. We are optimistic that agreements will be reached in the near future. This will further strengthen the company’s liquidity and provide considerable financial flexibility for further rig activations. Based on the current dayrates of around $100k/day, and operating expenses of around $50k/day, we aim to generate around $500 million per year in gross cashflow before interest when all of our rigs are employed. This clearly shows the cashflow potential for Borr in the coming years, which the Company is fully focused on realising.”

Highlights in the third quarter 2019
•	Total operating revenues of $102.7 million, net loss of $79.2 million and Adjusted EBITDA* of $13.8 million for the third quarter of 2019 vs $1.5 million in the second quarter of 2019
•	Technical utilisation for the operating rigs was 99.1% in the third quarter and 99.0% for the first nine months of 2019
•	Economical utilisation for the operating rigs was 95.2% in the third quarter and 95.3% for the first nine months of 2019
•	Company completed an initial public offering on the New York Stock Exchange under the ticker BORR, issuing 5,750,000 shares at a price of $9.30 per share
•	Commenced two 18-month contracts for two premium newbuild jack-up rigs with Pemex in Mexico in August 2019, under an integrated services model, bringing the total number of rigs in operation to 16

Subsequent events
•
In October, Paal Kibsgaard, the former Chairman and CEO of Schlumberger, was appointed as the new Chairman of the Board, replacing Tor Olav Trøim, who continues to serve on the Board as Deputy Chairman. Mr Kibsgaard will in his initial year, serve as executive Chairman, focused on strengthening the Company’s organization, operating processes and its integrated service offering.

•
Since the previous quarterly results release in August 2019, the Company has been awarded contracts, LOAs and extensions for 6 rigs with a combined revenue backlog of approximately $169 million. Total additional backlog added year to date of approximately $465 million

•	In October, the company took delivery of the new build jack-up rig “Hermod” from the Keppel FELS shipyard in Singapore
•	In November 2019, the Company sold marketable securities, resulting an estimated total realised loss of $16.4 million, and improving the liquidity position by $20.2 million

Management Discussion and Analysis

Consolidated Statement of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below focuses on our income statement by comparing the third quarter of 2019 results to the second quarter of 2019 results.

*For a definition of Adjusted EBITDA and why we use this measure, see page 3 of this report.
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In $ million	Q3 - 2019	Q2 - 2019
Operating revenues	100.6	86.6
Related Party Revenue	2.1	-
Gain/(loss) on disposals	-	3.9

Rig operating and maintenance expenses	(87.9)	(81.4)
Depreciation of non-current assets	(25.8)	(24.6)
Amortisation of contract backlog	(4.1)	(7.1)
General and administrative expenses	(10.9)	(14.0)
Total operating expenses	(128.7)	(127.1)

Operating loss	(26.0)	(36.6)

Loss from Equity Associate	(1.6)	-

Total financial income (expenses)	(47.8)	(64.1)

Loss before income taxes	(75.4)	(100.7)
Income tax expense	(3.8)	(2.5)
Net loss	(79.2)	(103.2)

Three months ending September 30, 2019

Total operating revenues were $102.7 million for the three months ending September 30, 2019, an increase of $12.2 million. The sequential increase in revenues was mainly driven by a full quarter of operations for four additional rigs. Operating revenues include logistics revenue of approximately $5.0 million for “Odin” and related party revenues of $2.1 million, representing contractual recharges to our Mexican Joint Ventures.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $87.9 million for the three months ending September 30, 2019, an increase of $6.5 million quarter-on-quarter. This included mobilisation costs amortised in the quarter of $9.9 million, reimbursable logistics expenses for the “Odin” of $6.8 million, other reimbursable expenses of $5.8 million, a non-cash accrual for legal expenses of $3.0 million and re-activation costs of $0.3 million. The increase from the second quarter of 2019 was primarily driven by four more rigs with a full quarter of operation compared to the second quarter and an increase in amortisation of mobilisation costs of $4.0 million. This was partly offset by lower reactivation costs of $0.3 million compared to $3.5 million in the second quarter.

Depreciation of non-current assets was $25.8 million for the three months ending September 30, 2019 . The increase of $1.2 million was mainly due to depreciation for the rig “Thor”, which was delivered from the yard in May 2019.

Amortisation of contract backlog was $4.1 million for the three months ending September 30, 2019 , relating to acquired contracts from the Paragon transaction in 2018. The remaining backlog recorded in the balance sheet of $1.6 million is expected to be fully amortised by the end of 2019.

General and administrative expenses were $10.9 million for the three months ending September 30, 2019 , a decrease of $3.1 million. The decrease was mainly due to lower legal and professional fees than in the second quarter of 2019 which pertained to the Initial Public Offering on the NYSE in July 2019 and included legal costs relating to the refinancing of debt facilities in June 2019. The third quarter expense also includes $0.6 million of non-cash charges linked to the Company’s long-term share option programme .

Loss from Equity Method Investments was $1.6 million for the three months ending September 30, 2019 related to a new Joint Venture structure where the Company owns 49% of Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Performex”) and OPEX Perforadora S.A. de C.V (“OPEX”). The joint ventures operate under a fully integrated well service model in the Mexican waters of the Gulf of Mexico under 18-month contracts with PEMEX, utilising the “Grid” and “Gersemi” rigs and operated by Borr personnel. The provision of fully integrated well services is a new business model for the Company compared to traditional dayrate revenue. Revenue for the integrated well service model is recognised based on percentage of completion method on a per well basis. Loss in the period is mainly due to only three weeks of operation during the quarter and pre-commencement cost of $2.8 million incurred before contract start-up.

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Total financial expenses (net) were $47.8 million for the three months ending September 30, 2019 ($64.1 million for the three months ending June 30, 2019). The principal items in the third quarter were:
•	Mark-to-market losses of $16.7 million on forward contracts for shares in Valaris PLC
•	Net interest expense of $13.1 million (additionally, interest of $4.5 million was capitalised in the quarter)
•	Change in unrealised loss on marketable securities of $12.0 million related to Oro Negro reclassified from Condensed Consolidated Statement of Comprehensive Income (Loss)
•	Other financial expenses of $5.0 million, mainly consisting of the amortisation of capitalised debt fees, and accounting entries to adjust loan fees to a straight-line basis;
•	Mark-to-market loss of $0.8 million on the Call Spread derivative related to the Company’s convertible bonds

Income tax expense for the three months ending September 30, 2019 was $3.8 million, an increase of $1.3 million relating to our growing operations.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

In $ million	Q3 - 2019	Q2 - 2019
Net loss	(79.2)	(103.2)
Depreciation of non-current assets	25.8	24.6
Amortisation of contract backlog	4.1	7.1
Loss from equity method investments	1.6	0.0
Total financial expenses, net	47.8	64.1
Income tax expense	3.8	2.5
Amortised mobilisation cost	9.9	6.4
Adjusted EBITDA	13.8	1.5

Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, loss from equity method investments, total financial income (expenses) net, income tax expense and amortisation of deferred mobilisation costs. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Consolidated Balance Sheet

As of September 30, 2019

The Company had total assets of $3,199.5 million as of September 30, 2019 (December 31, 2018: $2,913.7 million). The increase of $285.8 million in the first nine months 2019 is primarily a result of the acquisition of the “Thor” at end of March 2019 for a total amount of $122.1 million and delivery of the newbuild “Njord” in January 2019 ($87.0 million) and an increase in current assets of $103.2 million. The increase in current assets is largely driven by an increase in receivables and accrued revenue, due to higher activity levels across the operational fleet. The overall increase was partly offset by ordinary depreciation and an impairment of the “Eir” of $11.4 million.

Total liabilities as of September 30, 2019 were $1,848.6 million (December 31, 2018: $1,380.2 million). The increase of $468.4 million is mainly attributable to a $410.9 million increase in long-term debt and an increase in forward contract liabilities.

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As of September 30, 2019, total equity was $1,350.9 million (December 31, 2018 $1,533.5 million). The decrease of $182.6 million is largely attributable to the net loss in 2019 of $238.8 million offset by the equity offering proceeds received in August 2019.

Consolidated Statement of Cash Flows

In $ million	Q3 - 2019	Q2 - 2019
Net loss	(79.2)	(103.2)
Net cash (used in)/ provided by operating activities	(10.6)	(54.9)
Net cash (used in)/ provided by investing activities	(38.7)	(51.7)
Net cash (used in)/ provided by financing activities	59.1	154.6
Net increase (decrease) in cash and cash equivalents	9.8	48.0
Cash and cash equivalents and restricted cash at beginning of period	106.8	58.8
Cash and cash equivalents and restricted cash at end of period	116.6	106.8

Three months ending September 30, 2019

Net cash used in operating activities was $10.6 million for the three months ending September 30, 2019 and is explained mainly by our net loss in the quarter, reduced by non-cash items and movements in working capital.

Net cash used in investing activities was $38.7 million for the three months ending September 30, 2019 and primarily relates to payments in respect of jack-up drilling rigs of $14.4 million (mainly relating to activation costs of newbuilds), and funding in respect of our Equity Method Investments in Mexico of $19.4m.

Net cash provided by financing activities was $59.1 million during the three months ending September 30, 2019 and relates to net IPO proceeds from our US listing plus $10.0 million drawdown of debt.

As of September 30, 2019, the Company’s cash and cash equivalents and restricted cash amounted to $116.8 million ($106.8 million at June 30, 2019).

Outstanding shares

On July 31, 2019, the Company announced the completion of the initial public offering in the United States on the New York Stock Exchange (“NYSE”). A total number of 5,750,000 shares were sold in the offering.

As of September 30, 2019, the Company had issued share capital of $5,613,903.25, divided into 112,278,065 shares of par value $0.05 each. The Company’s authorised share capital is US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each. The Company held 1,459,714 of its own shares in treasury at the end of the third quarter of 2019.

Fleet development

On October 15, the Company took delivery of a newbuild jack-up rig, “Hermod”, from Keppel FELS Shipyard in Singapore. The rig is built to Keppel’s proprietary KFELS B Class design, and “Hermod” is the fourth of eleven jack-up rigs built by Keppel for delivery to Borr Drilling. The rig was fully financed by a five-year financing facility provided by Keppel.

The Company is, as of the date of this report, the owner of 23 premium (delivered in or after 2001) jack-up rigs, four standard jack-up rigs (built before 2001) and one semi-submersible. Furthermore, the Company has contracts for delivery of seven rigs from yards by the end of the fourth quarter of 2020. When all newbuild rigs have been delivered, and the expected sale of the standard jack-up rig “Eir” is completed, the fleet will consist of 34 rigs, whereof 30 are premium (28 built after 2010), and one is a semi-submersible.

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Operations and Contracts

In July 209, the standard jack-up rig “Dhabi II” was awarded a three-year contract extension with ADNOC (ADOC) in Abu Dhabi and will operate until July 2022.

The premium jack-up rig “Norve” commenced its contract with BW Energy Dussafu in Gabon for six firm wells plus two option wells in early August 2019. The estimated duration of the firm programme is twelve months.

The premium jack-up rigs "Grid” and “Gersemi” commenced their contracts at the end of August 2019, for nine offshore development wells under an integrated services model with Pemex in Mexico in August 2019 for a period of approximately 18 months. Further, under this project, the Company will leverage on our strategic collaboration with our partner and principal shareholder, Schlumberger, to provide comprehensive oilfield services and deliver an end-to-end well solution to our customer.

The premium jack-up rig “Prospector 1” started its one well option in August 2019 with Tulip Oil for an estimated duration of 45 days. The “Prospector 1” also secured a contract Total in the Netherlands for an estimated period of four to five months. The contract commenced in November 2019.

In August, the Company received a letter of award for the premium jack-up rig “Prospector 5” in the North Sea, for a contract expected to commence in the third quarter 2020, for an estimated duration of 12 months.

In August, the Company secured work for the premium jack-up rig “Odin” for Pemex, with expected commencement in the fourth quarter of 2019 and an anticipated duration to be around 18 months. This is the third rig for the Company with Pemex, and will be based on the same economics and structure as the first two rigs with “Grid” and “Gersemi”. The premium jack-up rigs “Galar” and “Njord” are expected to commence work for Pemex in the first quarter of 2020 for an anticipated duration of 18 months each. The terms will be based on the same integrated services structure as the three other rigs contracted for work with Pemex. The addition of the “Galar” and “Njord” will bring the total number of contracted rigs with Pemex to five.

The integrated business model used with Pemex in Mexico is progressing well. Together with our partners Schlumberger and CME, we have reached the geological target on the first well for one of the rigs. If we can execute on the targeted schedule, the profitability in these contracts will exceed the contracted time-charter rate. With help from our partners, the capabilities we are building in this business segment will provide a big competitive advantage and enable Borr Drilling to get a leading position in a fast growing market for integrated services, which is expected to increase the efficiencies for the oil companies and  extract superior profitability for the rigs owner, compared to traditional drilling contracts.

The contract for the standard jack-up rig “B391” was early terminated in July 2019. The rig had been employed since March 2018 by Spirit Energy and completed P&A operations in 27 out of 29 wells it was contracted for. The Company is entitled to an early termination fee under the contract with Spirit Energy, which was recorded in the third quarter of 2019.

In October, the jack-up rig “Mist” was awarded an extension with its current client Vestigo in Malaysia until April 2020.

The premium jack-up rig “Frigg” secured a contract with a supermajor in Nigeria with an estimated duration of 12 months commencing in December 2019. The dayrate for the continued work for “Frigg” in West-Africa was increased significantly and illustrates the positive development in the market and the increased potential of roll-over of existing contracts.

The “Idun” was awarded a contract with the independent Asian oil company Hoang Long JOC in Vietnam for approximately 115 days. The contract commenced in November 2019. Further, the “Idun” has been awarded a 110 days contract with JVPC in Vietnam in direct continuation of the Hoang Long JOC contract.

The premium jack-up newbuild “Saga”, which is currently warm stacked in Singapore, has entered into an LOI including cost compensation, with a large E&P company for a HPHT drilling campaign of approximately 100 days plus one well option in Vietnam commencing in late January 2020. With good visibility on additional work following this contract, the Company has decided to activate the rig, which will position “Saga” ideally for the significant increase in activity we currently see in South East Asia and Middle East in 2020.

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With the activations of three additional newbuild units and one reactivation, Borr has now increased the number of contracted and committed rigs to 19 with further contracting of its newbuilds in advanced discussions.

The Company currently has a marketed available fleet of five unemployed premium rigs, all of which are newbuilds. Additionally, there are seven rigs under construction, all of which are currently scheduled for delivery from the yards in 2020.

	Total	Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	30	16	5	2	7
Standard Jack-Ups	4	2	1	1†
Total Jack-Ups	34
Semi - Submersible	1	1
Total Fleet	35	19	6	3	7

The Company currently has 16 rigs in operation: four in the North Sea, two in the Middle East, five in West Africa, two in South East Asia and three in Mexico.

The technical utilisation for the fleet was 99.1% in the third quarter of 2019 and 99.0% for the first nine months of 2019. The economical utilisation in the period has been 95.2% in the third quarter and 95.3% in the first nine months. The major reason for the difference is related to waiting on weather in connection with rig moves.

Corporate Development, Investments and Financing

Remaining capex commitments for newbuilds is $886.2 million at the time of this report. The only material unfunded capex for the Company is the rig “Tivar”, which is scheduled for delivery in July 2020. Borr Drilling has initiated negotiations with the yard for options to extend delivery of three of its remaining newbuilds. Borr expects to enter into discussions on terms and compensation shortly. Any negotiated option, if exercised, is expected to significantly improve the Company’s liquidity situation and provide the opportunity and flexibility to introduce the remaining newbuilds to the market over a period of 18-24 months, supported by the cash-flow from the current operations.

Borr Drilling completed its refinancing in June 2019. The financing structure which was completed with the support of our $450 million syndicated facility from the banks, gives the Company a stable financing structure with no debt maturities before 2022. All of the eight delivered rigs which are secured under the bank financing have now been contracted out, with an expected net debt to EBITDA coverage of around 3x and a loan to value ratio of 39%.

The Company is currently in a constructive dialogue with the banks to make certain amendments to its covenants, including reducing the required book equity ratio and reduction to the minimum free liquidity requirement. This will give the Company further balance sheet flexibility to manage delivery of the newbuilding programme in 2020 and improve the liquidity available to activate and contract further rigs. We expect the ongoing negotiations to be concluded before year end 2019.

Based on current dayrates the payback on activation cost is less than 1 year, and as such any new rig being contracted and activated will improve the cash-flow of the Company with ~$20 million per year once the rig is in operation.

Borr Drilling currently owns certain non-core assets, such as “Atla”, “Balder”, “MSS1” and “B391”. As stated in its second quarter 2019 report, the Company is open to divesting some or all of these assets. Total estimated value of these assets is estimated to be up to $150 million, and the Company has received conditional bids on several of these assets. None of the assets are currently leveraged, and any sales proceeds will improve the liquidity position of the Company and create liquidity to accelerate activation of remaining rigs.

† Incl. Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions

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On July 31, 2019, the Company announced the completion of the initial public offering in the United States on the New York Stock Exchange (“NYSE”). A total number of 5,750,000 shares were sold in the offering, including 750,000 over-allotment, at a price of $9.30 per share.

The Company holds forward contracts for shares in Valaris PLC (former Ensco Rowan PLC) with unrealised losses of $71.8 million at September 30, 2019, recorded in the balance sheet under unrealised loss on forward contracts. The total losses on these forward contracts are covered by restricted cash on the balance sheet. Total remaining exposure under the forward contracts were $20.5 million as of September 30, 2019.

The Company also held investments in Oro Negro debt securities at the end of third quarter, classified in the balance sheet as marketable securities with a value of $30.5 million. Subsequent to quarter end, the Company has sold bonds giving a positive liquidity effect of $20.2 million in November 2019. The total realised loss is estimated to be $16.4 million, whereof $3.8 million is expected to be recorded in the fourth quarter of 2019. The Company holds approximately $6.8 million worth of bonds as of the date of this report.

Borr has, since its inception, made certain investments in offshore industry securities, linked to specific merger and restructuring situations in equities and debt, where Borr could have an industrial role. The net results from realised positions since the Company’s inception is an initial estimated profit of $23.2 million and a current unrealised loss of $72.8 million, leading to estimated net loss from these activities of approximately $49.6 million. The Board has now concluded that such investments are not a core part of the Company’s strategy, and the Company has therefore no plans to make further investments in third party marketable securities.

Market

During the third quarter of 2019, the global jack-up drilling rig fleet utilisation continued its upward trend. Global competitive jack-up rig utilisation stood at 85% at the end of September 2019, an increase of three percentage points quarter-on-quarter. The increase has continued after quarter end, with utilisation of 87% at the date of this report. As a comparison, at the end of the first quarter 2019 the utilisation was 79%.

While the utilisation for the competitive global standard jack-up fleet has dropped by one percentage point during the third quarter, the utilisation for the competitive premium jack-up fleet has increased by three percentage points from June 2019 to 90% at the date of this report. In addition to the markets in the North Sea, Middle East and West Africa, where utilisation is above 90%, there has been a strong increase in activity in Mexico and South-East Asia.

Two rigs were retired from the international jack up drilling rig fleet during the quarter, bringing the total number of retired rigs so far in 2019 to 13 rigs. Since the start of the downturn more than 100 rigs have been retired. There are currently 61 jack-up rigs that are older than 30 years and uncontracted, and the Company maintains its view that a significant number of these will remain uncompetitive and unlikely to return to the active fleet at all. For premium rigs, contracted rig count stand at 254 representing an increase of approximately 77 rigs since 2014. A reverse trend has been observed in the standard jack-up rig segment, where contracted rig count has halved since 2014 to current levels of 115.

As of the date of this report, there are a total of 372 contracted jack-up rigs, up from 357 rigs per June 30, 2019. The contracted fleet for premium rigs has increased by 33 rigs from the end of the first quarter 2019 to the date of this report. Leaving only 27 uncontracted premium jack-ups. For rigs built in 2010 or after, availability is even tighter with a total of 18 rigs available. The Company estimates that only 14 premium units are warm stacked and are being actively marketed. Borr Drilling owns 5 of these units.

This is supported by strong tendering activity, where we currently see a demand for more than 50 modern jack-up rigs in various tenders across the world. This includes 19 incremental rigs going into the Middle East, with UAE being a big driver. Mexico also is expected to require another 12 rigs on top of what has already been contracted. South-East Asia, driven by Thailand, Malaysia and Vietnam we expect to consume nine incremental rigs. We see opportunities for eight incremental rigs in West-Africa, where Borr should be particularly well position given that we already have five rigs in operation in the area. On top of this comes incremental demand in India, China and other jurisdictions. As a result of this, we expect the global jack-up rig count to surpass 400 units in the next twelve months.

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Outlook

Borr Drilling is encouraged by the continuous improvements seen in the global jack-up market. When the Company was formed in 2016, our view was that shallow water resources represent attractive investment opportunities for our customers, with highly competitive break-even prices. In addition, shallow water developments are generally short cycle in nature, given the accelerated time between spud and first production in brownfield projects. With the deceleration currently seen in US shale investments and activity, and the anticipated slowing of US shale production growth, we expect shallow water drilling to become even more important to global oil supply going forward.

Borr Drilling is very well positioned to support our customers, from a capacity and fleet profile standpoint, as the activity upturn in the shallow water market unfolds in the coming years. Based on the newly signed contracts, tighter utilization, and the improved outlook for activity and dayrates, the Company expects strong growth in EBITDA in 2020.

Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates and potential to generate significant cash at current day rates, delivery of newbuilds including expected delivery timing, expected ability to sell or finance currently unencumbered rigs and expected valuation, strategy and plans with respect to investments in third party securities, contract backlog, expected contracting and operation of our jack-up rigs and contract terms included estimated duration of contracts, expectations with respect to contracting available rigs including warm stocked rigs, expected ability to generate cash from operations, expected completion of sales of rigs the Company has agreed to sell, expected results in the rest of 2019, including expected strong growth in Adjusted EBITDA in coming quarters and expectation Adjusted EBITDA will cover operational and finance costs, strategy with respect to asset base, expected business environment including statements made under “Market” and “Outlook” above,  expected funding needs and ability to meet obligations for newbuilds, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, expected returns for oil companies, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, improvement of cash flow per rig in operation post activation, remediation of advances, expected activation costs of rigs, expectations about our ability to find contracts for and activate our rigs not currently in operation, expectations with respect to amendments to our loan facility, expected industry trends including with respect to demand for and expected utilization of rigs, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.

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About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 26, 2019
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Svend Anton Maier: Chief Executive Officer, Borr Drilling Management, +47 41427129

Rune Magnus Lundetræ: Chief Financial Officer, Borr Drilling Management, +47 90088411

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